Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

ENTERGY CORPORATION

Moderator: Paula Waters

July 30, 2013

10:00 am CT

Operator:

Good day everyone and welcome to the Entergy Corporation’s Second Quarter 2013 Earnings teleconference. Today’s call is being recorded and at this time for introductions and opening comments, I’d like to turn the call over to the Vice President of Investor Relations, Ms. Paula Waters. Please go ahead.

Paula Waters: Good morning and thank you for joining us. We’ll begin today with comments from Entergy’s Chairman and CEO, Leo Denault, and then Drew Marsh our CFO will review results.

In an effort to accommodate everyone with questions this morning, we request that each person ask no more than two questions. As part of today’s conference call Entergy Corporation makes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements involve a number of risks and uncertainties. And there are factors that could cause actual results to differ materially from those expressed or implied in the forward looking statements. Additional information concerning these factors is included in the company’s SEC filings.

With respect to the planned spin-merge transaction, ITC filed a registration statement with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with proposed transaction. And the registration statement was declared effective by the SEC on February 25, 2013.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

ITC is expected to file a post-effective amendment to the registration statement, and ITC shareholders are urged to read the prospectus included in the ITC registration statement and the post-effective amendment to the ITC registration statement when available for important information about Transco and the proposed transactions.

In addition, on July 24, 2013 our subsidiary, Midsouth Transco, LLC filed a registration statement with the SEC registering the offer and sale of Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of Transco related to the proposed transactions.

Entergy also will file a tender offer statement on Schedule TO with the SEC related to a planned exchange of shares of Entergy common stock for the Transco common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement and the post-effective amendment to the ITC registration statement when available, the Transco registration statement, the tender offer statement on Schedule TO when available, and any other relevant documents because they contain important information about ITC, Transco and the proposed transactions.

These documents, and other documents related to the proposed transactions when they are available, can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request.

Now I’ll turn the call over to Leo.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Leo Denault: Thanks Paula and good morning everyone. Last quarter I laid out our roadmap for 2013 - the seven strategic imperatives we are focused on that will bring sustainable value for our owners, our customers, our employees and the communities we serve.

This morning I’ll update you on progress on each imperative over the last three months. As a reference, the seven strategic imperatives are listed on slide 2 to the webcast presentation.

Starting with Execute on MISO and ITC. The targeted December 19 cutover date for the utility operating companies to join the Mid-Continent Independent System Operator is approaching quickly. Many operational and regulatory activities are ongoing in parallel to ensure a seamless transition.

Last month we received additional orders from the Federal Energy Regulatory Commission on certain key MISO related issues. We appreciate the FERC’s timely actions on these items.

Also in May, on the implementation front, we ran a simulation on processes, situations and communications that employees will handle when MISO integration is complete. Over 100 participants from Entergy, MISO and ITC were involved over a two day period. The exercise did highlight areas to work on. More importantly, however, it confirmed we are well on track for accomplishing what will be a step change in how we plan and operate our system.

Regarding the spinoff and merger of the transmission business with ITC, in the second quarter we received key transaction approvals from the FERC and the private letter ruling from the Internal Revenue Service confirming the tax free nature of the transaction structure. These items come in addition to the April 16 ITC shareholder approval I mentioned last quarter.

This brings us to the retail regulatory approvals. We entered the final critical stages in the second quarter. After careful consideration of the input from parties in all of the retail proceedings, we and

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

ITC offered a package of rate mitigation and other commitments including a total of $453 million in rate mitigation over the first five years across all jurisdictions as detailed on slide 3, and a test to ensure customer benefits exceed ITC’s high return on invested capital before rate mitigation ends.

These proposals align the realization of the benefits the transaction offers to customers and the rate effects resulting from ITC’s higher cost of capital. They transfer the risk of achieving the benefits of what we believe is a superior business model from the customers back to the companies.

We are not asking our regulators or our customers to make a bet on us. We will be held accountable for delivering benefits exceeding the cost of ITC ownership.

We strongly believe this transaction will yield a more reliable, more efficient grid than joining MISO alone, as I reviewed in detail last quarter. The better grid benefits customers through fewer and shorter outages, reduced congestion and line losses, and greater access to lower cost power.

The rate mitigation and other proposals commit us and ITC to delivering both performance and economic benefits that exceed the rate effects from ITC’s higher cost of capital. Rate mitigation will continue until they do.

These proposals were developed and offered jointly by us and ITC. We are not in a position to discuss all of the details, but I can offer a few points about how we and ITC plan to allocate the rate mitigation between the two of us.

The Entergy operating companies and ITC will share in the $387 million of the wholesale and retail bill credit component of rate mitigation in the first five years. This is the part that is not

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

attributable to the forward test period. The Entergy operating companies will bear 65-70% of this component. ITC will bear the rest. The Entergy operating companies will fund the $40 million of mitigation associated with the forward test year in the first three years. The balance of rate mitigation is comprised of net avoided costs.

For years six through ten, if rate mitigation is still required, the Entergy operating companies and ITC will split those costs fifty-fifty. After ten years the Entergy operating companies’ obligation will be fixed at a modest amount. And ITC will be responsible for any balance required. Finally, the Entergy operating companies’ responsibility for rate mitigation will end after 20 years.

As I’ve said before, we believe that the benefits for our customers, employees and communities are real. This rate mitigation proposal puts us and ITC on the hook to deliver them. We do not shrink from being held accountable.

In the last two weeks we were encouraged by the Coalition of Cities in Texas. After considering our commitments, many of which were directly responsive to their concerns, 14 cities to date have passed resolutions in favor of the transaction. The cities made a filing with the Public Utility Commission of Texas supporting a finding of public interest for the transaction provided that Entergy Texas and ITC meet certain conditions.

The PUCT will consider our application at their open meeting next week on August 9. We are hopeful that the benefits of the transaction, including the rate mitigation plan, combined with the Cities’ resolution and East Texas Electric Cooperative’s recommended support will provide the Texas Commission the basis it needs to approve our application.

We are in various stages in other jurisdictions. Upcoming dates for filings and hearings are shown on slide 4. Based on current schedules, decisions by all of our retail regulators are anticipated in the fall.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

We believe in this transaction. We are convinced it is the right approach. And the facts and important public policy considerations support its approval by our regulators.

The next strategic imperative listed on slide 2 is to optimize the organization through human capital management. We refer to this effort internally as HCM. In July we completed a comprehensive review of our organization design and processes. This effort resulted in a new organization structure designed to provide optimal service to our stakeholders.

This process is a critical part of our ability to be successful at our goals of being more efficient, continuing to control our costs and improving service levels. Other opportunities to make our organization more flexible and adaptable to business changes are under consideration.

In the long run these changes will ensure our employees are in the right jobs, have the right skills to be successful and the right tools and resources to meet the changing business needs. Near term, however, workforce reductions are a difficult but necessary step. We have identified approximately 800 positions throughout the company which we expect largely will be eliminated by year end. In addition, the organizational redesign effort will reduce contractor spending.

Difficult decisions like job reductions are sometimes the result of making long term fundamental improvements in the way a company works. The redesign process was led by a team of Entergy employees, and had the full involvement and oversight of the entire executive leadership team. In addition to realizing sustainable savings, the teams are tasked with the goals of improving the way we work, placing the right people with the right skills in the right roles. The process is comprehensive, thoughtful and focused on being fair and responsive to the needs of all of our stakeholders.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

While we spent a lot of time on organizational design and process this past quarter, we are evaluating additional opportunities to obtain savings, including compensation and benefits, procurement, and non-employee operating expenses. As a result of progress to date, we have set a financial goal of $200 to $250 million in savings to be implemented by the end of 2015, and fully realized by 2016.

I know you have more questions about these savings targets. Drew will cover those details to the extent they are currently known. As we continue this effort I want to re-emphasize that safety, security, customer service, reliability and compliance will never be compromised.

The third strategic imperative is to maintain financial flexibility. Since I introduced this on last quarter’s earnings call, many of you have questioned what we mean by this one. I want to be clear. We mean simply what it says - maintain financial flexibility.

Today we meet and expect to continue to meet our financial flexibility objectives. Gross liquidity stood at a healthy $4.1 billion on June 30. Our credit ratings are stable at both Moody’s and Standard & Poor’s. And our current financial outlook which extends through 2014, supports deploying capital and meeting our obligations without the need to issue traditional common equity.

Maintaining alternatives and headroom to avoid the damaging effects of dilution on our owners, remains a central focus for the Board of Directors, me and the rest of the executive leadership Team. This and the other strategic imperatives are simply about being better positioned to pursue more customer and owner focused actions in the future, over and above our current plans and commitments.

The next two strategic imperatives I will talk about are related - growing the utility business, such as through economic development, and continuing to develop and implement productive

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

regulatory constructs. To be successful at one requires attention to the other. For example, effective regulatory constructs can provide utilities with the financial stability needed to make necessary investments and take actions to deliver reliable service to customers while keeping rates reasonable. Low rates help to keep existing businesses competitive and attract new investments to our region.

Higher growth can be cycled through the regulatory constructs to spread fixed costs over more volume. Defining and pursuing this path is one of the keys to addressing the risks from so-called disruptive challenges faced by the utility industry.

I’m sure you noticed in Table 4 of today’s Investor News release - quarterly weather adjusted sales were down in all customer classes. On the residential side, increasing interest in energy efficiency and demand side management are contributing factors, something we anticipated in setting 2013 expectations.

On the topic of energy efficiency, New Orleans, Arkansas and Texas - the jurisdictions where programs are up and running - we have cost recovery through a rider or through base rates, as well as performance incentives in all three jurisdictions in recovery of lost contributions to fixed costs, a limited form of decoupling in Arkansas and New Orleans. Sluggish economic growth also contributed affecting all segments.

Industrial sales were disappointing once again this quarter. Near term factors such as inventory liquidations and slowing exports have reduced industrial electricity usage, principally in the small to mid-size segments in Louisiana, Arkansas and Mississippi. While near term challenges exist, new industrial development activity is a bright spot in our future expectations beyond 2015.

Shortly after our last earnings call, Entergy Gulf States Louisiana announced a long term contract with Cameron LNG to supply an additional 200 megawatts for ten to thirty years to their proposed LNG facility. Construction is expected to begin next year. This is just one example of the large pipeline of new capital investments for manufacturing and other economic development projects.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Our region has an attractive business climate led by its access to an abundance of natural resources, reasonable cost of living including electricity rates, tax and other business reforms enacted at the state and local levels and programs such as the comprehensive workforce training program in Louisiana.

To update statistics from April we now have over $50 billion in high probability investment projects in various stages in our service territory. This represents approximately 1500 megawatts of load and more than 27,000 new jobs of which nearly 11,000 would be direct.

Obviously all of these projects may not happen. We may not supply all of these projects and some may not be completed.

The point is this much in the pipeline illustrates the potential for growth for our customers and our communities.

I know I don’t have to remind you that we have a number of regulatory proceedings underway in each jurisdiction, including rate cases, formula rate plan filings and storm recovery.

I will give you a brief update on major developments. All the usual details are provided in our release and webcast slides.

In Mississippi, Entergy Mississippi and the Mississippi Public Utility Staff filed a stipulation settlement to resolve the 2012 test year formula rate plan proceeding.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

The stipulation called for a $22.3 million annual revenue increase. The rate change provides funds necessary for increased reliability, capacity for economic growth and the ability for flexible use in the power plants on the grid.

It is the first FRP increase in four years. And even after Entergy’s Mississippi rates will remain well below a number of other utilities in the southeast and more than 10% below the national average.

The next Mississippi Public Service Commission meeting is scheduled for August 13. If approved the rates would be effective beginning with September billings.

In May, the Louisiana Public Service Commission approved a settlement in the proceeding relating to Entergy Gulf States Louisiana’s natural gas operations. The settlement extended the gas rate stabilization plan for an additional three year term through the 2015 test year.

The return on equity midpoint was revised to 9.95% — down from 10.5%. And the plus or minus 50 basis points range was retained.

The settlement resulted in a $678,000 rate increase for customers relating to the 2012 test year.

In addition, the LPSC order directed the company and staff to work towards the gas infrastructure investment rider.

The LPSC has a long-standing practice with these formula rate plans and riders for electric and natural gas utilities. Requests for new three year formula rate plans are a component of Entergy Louisiana and Entergy Gulf States Louisiana rate cases filed earlier this year.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Regarding the rate cases the Entergy Louisiana companies have requested LPSC review of the administrative law judge’s denial to consolidate the two rate cases.

As part of this request the companies are seeking a 60 day delay in the procedural schedules to allow all parties to explore a framework for a more efficient review of the rate case requests and possible resolution and to set a new procedural schedule should the Louisiana Commission approve the motions to consolidate the two rate cases.

The consolidation matter is on tomorrow’s LPSC business and executive meeting agenda.

Given these developments, the ALJs and the Entergy Gulf States Louisiana and Entergy Louisiana rate cases suspended the upcoming August deadlines for staff and intervener testimony there.

Riders are another construct our regulators have approved to support actions that benefit customers and the companies.

In early May, the Public Utility Commission of Texas approved a new rule adding a purchase power capacity rider as another tool available for Texas utilities. This rider will be available for Entergy Texas in the future.

However, based on a review of the company’s financial status and expectations Entergy Texas expects to file a base rate case in the third quarter.

Turning to the EWC business for the next strategic imperative listed on slide 2 improving EWC results we have a number of options we are exploring.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

On the revenue side forward energy prices declined in recent weeks. The New York’s rest of state capacity market continued to improve.

Second quarter spot auctions cleared $4.40 per kilowatt month — roughly 60% higher than first quarter of this year and more than 2.5 times higher than second quarter of last year.

Capacity market improvements were driven by the effects of successful mitigation meaning projects with contracts were reflected at fair prices in the auction and plant retirements and mothballings.

In addition, a new capacity zone for the Lower Hudson Valley remains on track to begin next summer, subject to FERC approval.

New York Independent system operator identified the need for this new zone to address transmission deliverability issues and improve greater reliability.

The FERC decision is expected in the near term. Indian Point is located within this new zone, but prices are expected to be higher than the rest of state market where it currently resides.

While, we remain encouraged by the progress made relating to the Lower Hudson Valley capacity pricing we remain concerned about some of the overall market design issues in New York and New England.

We are committed to continue to work towards promoting fair and competitive power markets in those regions.

On the cost efficiency perspective EWC completed a reorganization this month as part of this strategic imperative to improve results reducing costs going forward.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

It was handled separately from the human capital management optimization effort due to the financial realities the business is facing.

Reorganization efforts and nuclear operations at the nuclear plants and nuclear headquarters are part of the overall HCM effort.

Additional ideas and opportunities for efficiency and productivity improvements at the plants are in various stages of review and implementation.

Regarding our nuclear operations, we were pleased to announce the election of the new director in June, Retired Admiral Kirkland Donald. His tremendous experience, including important positions in the Navy’s nuclear program will enhance an already strong oversight by the board of directors.

Our actions and success in the final strategic imperative aligning corporate culture can best be judged by our results.

How well we execute on the other strategic imperatives requires alignment throughout our organization. And successful execution requires the skill and focused organization from top to bottom that is designed and managed to perform and achieve.

We recognize there are a lot of complexities to our company today. That’s inherent in these seven strategic imperatives for 2013. It’s a busy year for us and we know it is for you too tracking the numerous filings, regulatory decisions and management execution.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

We are aiming for success in all of our strategic imperatives to support a step change in our customer’s value proposition and that of the company. Next year should provide a clear picture of who we are and where we are headed as a company.

Next year, we plan to be part of MISO delivering benefits to our customers, estimated at approximately $1.4 billion in the first decade upon integration into the MISO day 2 market.

Next year we will not be working on the ITC transaction. We remain firmly committed to this transaction, because we believe the ownership of our mid-South transmission business will create the most value for all of our stakeholders if held by ITC.

For customers and communities will lead to lower delivered energy prices, for employees better job opportunities in a largely singularly focused business.

This represents incremental value over and above what the transmission brings to Entergy and its stakeholders today.

That said, if the transaction does not close. We will continue to operate efficiently make economic and reliability investments to optimize to our human capital management imperative and to continue to seek out productive regulatory constructs and grow the business.

By early next year the pending rate cases in Arkansas and Louisiana will be resolved. Rate cases are a basic part of our business. We will have two others pending in Texas and New Orleans. But the uncertainty caused by the number of outstanding cases and jurisdictions will be behind us.

Nevertheless, we will continue to seek out productive regulatory constructs that reward efficient operations and facilitate access to capital on reasonable terms in order to maintain reasonable rates.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Next year we will be well into the implementation phases of our human capital management optimization efforts, and the organization design will largely be in place. This is a central component to the effort but not all of it. Further development of other opportunities continues, some of which will likely also be in implementation stages by then.

We are working to have better clarity before next year on the direction of the EWC business. We are considering a number of avenues and options to adapt to the current business and market realities.

While, we are working to strengthen the business financially we also know the plants are valued between all stakeholders, including to employees and communities for the direct and indirect jobs they provide, to customers and communities for the environmental, grid reliability and fuel diversity benefits from their operation and to owners for the option for power price recovery they represent.

As we consider strategic alternatives for EWC all options are on the table. Our focus today is on streamlining for 2014 and beyond for all stakeholders by aligning our organizational design functions and processes.

For our owners reducing complexity makes us an easier company to follow, predict and value. For employees redesigning our organization to be more efficient and aligning our corporate culture will create a more productive and encourage engaging work environment ultimately making it easier to execute.

These benefits help to maintain reasonable costs and safe, reliable products and services for our customers as well as economic development, philanthropy, volunteerism and advocacy in our communities.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

We understand uncertainty creates a discount and 2013 is the year for us to reduce some of that uncertainty.

One last item before I turn the call over to Drew. Typically, we would not mention to you the retirement of our human resources leader. However, in the current case, it’s different.

In September, a long-term Entergy employee and an even longer-term friend of mine, Renae Conley will retire.

For the last couple of years Renae has been our HR leader and prior to that she led our largest jurisdiction for a decade through some of the most difficult times the company has faced for example, in 2005 during Katrina and Rita.

Many of you however will recall that Renae was the driving force behind turning Entergy’s Investor Relations group into the high quality organization it is today.

And if you’ve been in the business as long as I have you probably remember her filling investors relations roles at Cinergy and before that PSI.

For those of you that know her, you realize how capable she is, you know her tenacity, her strength, her intelligence and her kindness.

I know many of you listening that are investors will recall her many contributions. And I hope you will feel free to contact her during the next month to wish her well.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

And I know many more of you who are employees feel the same sadness as I that she is leaving us but also the tremendous happiness for her as she enters the next phase of her life. All I can say is she will be greatly missed. And now I’ll turn it over to Drew.

Drew Marsh: Thank you Leo and good morning everyone. In my remarks today I will cover quarterly financial results and expectations for 2013 and beyond.

This will include a discussion on human capital management. Now let’s turn to the quarterly financial results.

Slide 5 summarizes second quarter 2013 results on an as reported and operational basis. Operational earnings per share were $1.01 versus $2.11 a year ago.

Second quarter as reported earnings in both periods included special items for expenses associated with human capital management in 2013 and the spin merge of the transmission business with ITC in 2012 and 2013.

Turning to operational results slide 6 summarizes the major drivers by business. Utility operational earnings per share were lower in second quarter 2013 due largely to a tax benefit and associated regulatory credit in the comparable 2012 period.

Together, these two items provided a net benefit of approximately 44 cents in the second quarter of last year.

Including these items the quarter over quarter operational results declined approximately 15 cents. The overall decrease is attributable to the net effects of higher nonfuel and O&M expense and higher depreciation expense partially offset by higher net revenue.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

A portion of the increased nonfuel O&M and depreciation expenses, as well as the increased net revenue reflect investments placed in service in 2012.

Previously identified higher benefit costs primarily from pension discount rates also contributed to the quarterly O&M variance.

Second quarter 2013 net income also included approximately $7 million incremental pretax expense as a result of the ANO industrial accident.

This amount reflected incremental nonfuel O&M less an estimate recorded for expected insurance proceeds and reduced refueling outage amortization expense.

While on the topic of ANO I’d like to give a quick update. First, recovery efforts for ANO have progressed well. Unit 1 could return to service as early as August. Testing and recovery continue going well.

Second we’ve updated cost estimates for the assessment, restoration, debris removal and replacement of the damaged property and equipment within the range of $95 to $120 million.

This estimate does not include replacement energy and it may change as we continue restoration activities.

Finally, Entergy Arkansas recently filed a lawsuit in Arkansas state court seeking to recover damages relating to the ANO event and is continuing to assess other options for recovering damages, including insurance and other legal action.

Now turning back to results for the quarter at the utility, utility net revenue increased due to the prior period regulatory credit noted earlier and pricing factors.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

As with first quarter of 2013 pricing adjustments included regulatory actions for major generation investments placed in service in 2012.

These investments benefit customers through improved operational efficiency and favorable environmental profile.

Utility retail sales volume on both an as reported and a weather adjusted basis declined quarter over quarter. Leo reviewed certain sales drivers in his earlier remarks.

In setting 2013 guidance we anticipated declines in residential and commercial sales from energy efficiency and growth in industrial sales from expansion. However, year to date results have been below expectations for all segments especially in the industrial segment. We expect better industrial performance over the balance of the year particularly in the fourth quarter as the large expansions are scheduled to start up. Longer term we still see support for 1 to 1.25% percent sales growth.

At EWC operational earnings were 33 cents per share lower than the second quarter last year. This period over period decline was due largely to lower operational adjusted EBITDA drivers, which I will review shortly. EWC results also reflected higher decommissioning expense due to an item recorded in the second quarter of last year largely offset by lower income tax expense.

Slide 7 summarizes EWC’s operational adjusted EBITDA for second quarter 2013 and 2012. The $66 million decrease was due primarily to lower net revenue driven by decreased output from EWC’s nuclear fleet. The nuclear fleet had 26 additional outage days from both refueling and maintenance outages.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

While second quarter day ahead Northeast energy prices were roughly 35% higher than prior levels. We saw a large decline in prices over the course of the quarter due in part to reversion of New England natural gas prices from high winter levels as well as weak supply and demand conditions in the broader natural gas market.

Including the impact of hedges average energy price for the current quarter and EWC’s nuclear portfolio declined approximately $3 per megawatt hour versus second quarter last year. Leo has already reviewed the underlying drivers for the capacity markets. I will note that we continue to expect to see these constructive fundamentals going forward in New York with the new Lower Hudson Valley Zone though regulatory intervention risks remains a risk.

Slide 8 summarizes our cash flow performance for the second quarter. Operating cash flow was $572 million, $15 million lower than the same period a year ago. There were several drivers — both positive and negative. While the overall decrease was $15 million the variance by segment was significantly higher. This is in large part due to intercompany taxes. Because Entergy filed a consolidated return income tax obligations are routinely settled between our legal entities as issues are resolved.

In the current quarter the intercompany activity was largely due to the tax settlements which we recorded in the fourth quarter last year related to the tax treatment of our utility decommissioning liability. Ultimately timing of payments to the IRS will consider many factors including storm loss carry back, utilization of NOL’s, and the taxable income of other entities in the consolidated tax group.

Slide 9 summarizes our 2013 operational earnings guidance of $4.60 to $5.40 per share. I know you are familiar with the drivers so I will not repeat them today. Operational guidance does not reflect the two special items I discussed earlier. Now I’d like to turn the discussion of drivers for 2014 and beyond as they are shaping up today.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Starting with HCM on slide 10. Human capital management is designed to create sustainable value for our four key stakeholders who will have a real lasting impact on Entergy by changing the way we work or reducing ongoing spending and continuing or improving safety, security, and reliability. As Leo noted, we expect total annualized savings from our HCM initiative to be in the range of $200 to $250 million by 2016.

While execution of the initiatives and realization of the savings will occur over the next two years the bulk of the savings will be realized in 2014. Savings realized at the utility operating companies will be recognized appropriately in our regulatory filings when those savings and the cost to achieve are known and measured. This process will vary by jurisdiction.

Estimated savings are primarily from the organizational redesign effort which will be largely completed by the end of this year. The savings estimate also includes cost reductions from the other areas Leo discussed. On a preliminary basis the total $200 to $250 million savings goal is expected to be split approximately 80 to 90% non-fuel O&M and the balance in capital spending. And approximately 60 to 65% at the utility and the balance largely at EWC.

In order to implement our HCM initiatives we expect to incur one-time costs to achieve in the range of $145 to $185 million. The majority of these costs will be incurred in 2013 and will be classified as a special item. The level and timing of HCM savings are important in considering future O&M levels. Our future spending and earnings trends will be affected by other factors as well.

Slide 11 summarizes our non-fuel O&M and refueling outage expenses over the past few years. The 2013 base line of approximately $3.5 billion represents our current expectations excluding past and future costs associated with HCM implementation and the ITC transaction. Considering all these factors we expect the three year compound annual growth rate of the 2013 base of around 0.5% to 2.5 % including HCM savings. Growth rates can vary from year to year.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

In addition to the level of HCM savings other factors to consider for future O&M levels include the effects from the proposed ITC transaction, variations in pension discount rates, spending on initiatives such as energy efficiency, inflationary pressures, and incremental regulatory compliance costs. Some of the factors driving changes in O&M expense such as MISO costs, energy efficiency costs, and storm reserves have corresponding offsets in net revenue.

Looking ahead to 2014, slide 12 summarizes preliminary major drivers to consider based on where we stand today. For the utility whether or not the spin merge is completed is a key factor in 2014. Excluding that transaction we are affirming our five year compound annual growth rate for utility net income of around 6% for 2014.

In addition to HCM many initiatives underway now will determine our ability to deliver on this financial outlook. Those include the outcomes of pending rates proceedings in Arkansas, Mississippi, and Louisiana and to a lesser degree the to be filed rate case in Texas. The level of sales growth is also a factor to watch.

As I noted earlier 2013 sales to date have been lower than expected. Although we still believe that over the longer term annual retail sales growth of 1 to 1.25% is achievable even after factoring in energy efficiency and demand side management efforts. As Leo explained, our service territory has strong economic development activity signaling the potential for long term growth. Recent contracts combined with other major projects that our economic development teams are working on could have a significant impact. Even with higher growth in the lower priced industrial segment there is still incremental revenue and customer benefit from spreading fixed costs across higher volume.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

For EWC energy and capacity markets are a major factor for the financial performance of this business. The 2014 average revenue per megawatt hour per EWC’s nuclear fleet is expected to decline approximately $2 per megawatt hour based on the June 30th forward markets. Our 23% open energy position combined with market variability and certain hedge positions leads to a range of possible price outcomes — as you can see in the price sensitivities outlined in table 7.

Variations in nuclear plant outages both planned and unplanned can also affect EWC’s earnings. We now expect to have four refueling outages next year as a result of moving the Palisades refueling outage from fall of this year to early 2014. And our ability to identify and execute on opportunities to improve EWC results is important for that business. This includes the O&M factors I discussed earlier.

Income tax expense is also an item that tends to vary from year to year and by segment. And we always have the potential for portfolio management activity. Through all of this we are focused on managing the strategic imperatives and positioning ourselves to take advantage of any opportunities and face any challenges that come our way while maintaining a firm commitment to deliver sustainable value to all our stakeholders. And now the Entergy team is available for your questions.

Operator: Thank you. If you would like to signal for a question you may do so by pressing the star key followed by the digit 1 on your touch-tone telephone.

If you’ve been listening via speakerphone, please make sure your mute button is off or you pick up the handset before pressing any numbers so your signal can reach the equipment.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Once again that is star 1 for questions at this time. And we’ll go first to Angie Storozynski at Macquarie Capital. Please go ahead.

Angie Storozynski: Thank you very much. I wanted to start with slide 22 the illustrative adjusted EBITDA for EWC and how it ties into the slide 12. You’re showing a step down in EBITDA for the merchant business in ‘14 even though we have, you know, quite a considerable O&M cuts and a likely pick-up in capacity revenues in New York. I know that there’s a reduction in energy prices, but I would still expect a bit of a stronger projected EBITDA for that business.

Bill Mohl: Yes, well the reality is that we’re still facing lower prices overall. So as Drew suggested on a per megawatt hour basis we’re seeing a reduction. So while we’re encouraged and we’ve seen some uplift from areas such as the Lower Hudson Valley capacity zone the fact is in a lot of the other markets specifically in the New England market we’re not getting appropriate rents in terms of capacity prices. So net/net you know, you’re correct. We’re still looking at decline in total EBITDA for EWC for ‘14.

Angie Storozynski: So that bar already fully incorporates cost cutting and ISO’s projections for the capacity price uplift?

Bill Mohl: I don’t believe that it includes all of the HCM efforts. But it does reflect our point of view on current market conditions.

Angie Storozynski: Okay, and then on the slide 12 could you just explain a little bit what is this potential portfolio management activities. What do you mean by those?

Bill Mohl: Well as we look at that portfolio, you know, as Leo mentioned, we consider all options and we do this on a regular basis. So obviously we look at a hold and optimize scenario where we are taking the steps to reduce our costs and be as efficient as we can at each and every facility.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

We also are - explore market opportunities to determine if any asset or portfolio of assets would be better owned by another party. And we also continually evaluate the potential for a shutdown of a facility. So those are - when we talk about options those are kind of the three different areas that we constantly look at. And that’s, you know, similar to what we’ve, you know, always done.

Angie Storozynski: Okay, but why is mentioned on the corporate and not under EWC?

Leo Denault: Well that’s - this is Leo, Angie. That’s primarily given who kind of leads some of those efforts. And they work in conjunction with the folks within the business units. So the kind of people who do all of that kind of activity primarily are driven out of the corporate organization. So that’s more just our organizational structure than anything else.

Angie Storozynski: Okay, I know I was supposed to ask only two questions. The last one is so we have the - those projections of O&M cuts, you know, targeted projections 2016. Can you explain to me the timing of this announcement? Vis-à-vis your pending rate cases and ITC transaction. I mean should it - these things facilitate the ITC deal and your pending rate cases. Or I mean how will those be actually incorporated in your pending regulatory filings?

Leo Denault: Well I’ll let Rod take that. Rod West who’s our chief administrative officer led all of the HCM efforts being directed under his organization. So I’ll let Rod take that.

Rod West: And to be direct and answer your question the timing is not designed to facilitate or feed a regulatory point of view. The timing of the HCM announcement really does reflect where the company’s planning process has evolved where we think we have a clear point of view on the savings and our confidence around being able to articulate what we think the bottom line impact would be.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

And so as we began this process, Leo, I recall announced at EEI last year as we were formally beginning to publicly at least execute on our point of view around MISO and ITC. We had perspectives around where the organization needed to be on a going forward basis. And as we evolved - as the analysis evolved we felt more and more comfortable about when we’d be able to communicate. So the timing - it just reflects where we are.

Angie Storozynski: Okay, thank you.

Leo Denault: Thank you, Angie.

Operator: And once again we do ask that you please limit yourself to one question and one follow up. We’ll go next to Dan Eggers at Credit Suisse. Please go ahead.

Dan Eggers: Hey good morning, guys. Just following up on the cost cutting program and kind of the numbers out there, the overall savings are pretty significant relative to maybe what we’ve seen ((inaudible)).

Leo Denault: Dan could you speak up? We’re having trouble hearing you.

Dan Eggers: Yes, sorry about that. Just on the magnitude of the cost savings, could you share a little more color on, you know, where you guys expect to find the savings? We’ve seen past M&A transactions recently. Their savings have been, you know, in line or smaller than what you guys are talking about today so just kind of trying to bucket those a little better would be helpful I think.

Leo Denault: Sure. Rod?

Rod West: Sure. Dan I think as we’ve discussed in prior conversations, what you know and what we call the HCM process has been centered around four work streams and both Drew and Leo alluded to

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

them. The first is the Org & Process and I think that one answers your question in terms of where we think the lion share of at least what we’ve communicated today rests, particularly as we look to what’s meaningful in 13 going to 14.

Then you have comp and benefits, procurement costs, management and then the non-employee related operational expenses. And so the lion share of the savings, order of magnitude, half to two-thirds perhaps comes from our Org & Process point of view.

Dan Eggers: And I guess just, you guys reiterated the 6% earnings growth at the utilities, that would then include the 2014 savings I guess. So was there a bit of a back fill on supporting that 6% growth or is that number actually biased higher because you’ll have more savings in those numbers for next year?

Drew Marsh: We’re not considering it added to the 6%, as I mentioned, you know, there could be some small benefits short-term but ultimately we expect it to be recognized in the filings when it’s sort of known and measureable within the regulatory process of the utility. So, you know, we’re not counting it really as incremental to the 6% target.

Dan Eggers: Okay, thank you.

Operator: And if you find that your question has been asked and answered, you may remove yourself from the queue by pressing star 2. We’ll go next to Jonathan Arnold at Deutsche Bank. Please go ahead.

Jonathan Arnold: Good morning.

Leo Denault: Good morning Jonathan.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Jonathan Arnold: Just clarify on the ITC mitigation plan as proposed, how would you envisage those credits flowing through the financial statements?

Leo Denault: Drew?

Drew Marsh: We’re still looking at it. Preliminarily we would expect it to be, you know, part of - it would be reflected in the net revenue but you know, it could change with final orders that we ultimately get, you know. The only change that we would see would sort of be, you know, whether or not we would recognize a liability on the balance sheet for the first five years. After that, everything is contingent and so clearly it wouldn’t be a balance sheet liability but at this point we expect it to flow through in net revenue.

Jonathan Arnold: Just flow through in net revenue as incurred basically.

Drew Marsh: Correct.

Jonathan Arnold: Okay. And my second one, on page 12 under EWC, you have this, you mentioned depreciation as a driver for 14 and then declining useful life of nuclear assets. Can you clarify the latter part of that statement?

Drew Marsh: Yes. That was related to, you know, a potential change where, you know, currently we have accelerating depreciation as we get closer and closer to the end of life of the units and we may make a change where we flatten that out a little bit, but I think that’s the primary thing we’re talking about there.

Jonathan Arnold: So that would be beneficial to earnings? Sorry.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Drew Marsh: Well, it would be beneficial to the end tail of the earnings. It would be against earnings. It would be harmful to earnings.

Jonathan Arnold: With a negative 14 driver.

Drew Marsh: Yes.

Jonathan Arnold: And is that included in the sort of EBITDA look that you put on that later slide?

Drew Marsh: No. No it’s not.

Jonathan Arnold: Okay. Any sort of idea how much that might be or is it small?

Drew Marsh: We don’t have that information right now but we’ll give additional details later.

Jonathan Arnold: Thank you.

Operator: And we’ll go next to Andy Levy at Avon Capital.

Andy Levy: Hi, can you hear me?

Leo Denault: Yes Andy.

Andy Levy: How are you guys doing?

Leo Denault: Great how are you?

Andy Levy: I’m doing fine. I’ll go real quick so you can get someone else in there as well.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Leo Denault: Okay now you’re fading out.

Andy Levy: Okay is that better?

Leo Denault: That’s much better.

Andy Levy: Okay I apologize. Just on getting back to the cost savings, so on the EWC side you have, you know, 35 to 40% of that segment would realize the cost savings and then as you said you have the EBITDA on that slide kind of coming down in 14 so, and then you were kind of vague on whether ultimately the savings were going to be incorporated in 14. So does that mean that we’ll see them in 15? I just kind of need some clarification and then I have one other quick followup.

Leo Denault: I think Andy the clarification was that the EBITDA number did not include HCM but we would anticipate there would be some.

Drew Marsh: In 14, yes. The bulk of savings you would expect to see for EWC in 14.

(Crosstalk)

Andy Levy: But that slide, okay but that slide does not include the savings from HCM.

Drew Marsh: Correct.

Andy Levy: Perfect, okay. And then the other thing, just moving onto ITC very quickly, you have all these kind of rate mitigation things for the various states, can you give us a breakdown on how much of those savings are from, let’s say, the system agreement vs. just kind of other savings?

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Leo Denault: Could you repeat that question Andy?

Andy Levy: On the ITC/Entergy deal, you know, there are savings from the system agreements going away, right? And then there’s just savings and so I’m just wondering what the breakdown of that is? So, let’s say, I’m throwing out a number here, let’s say Louisiana is $100 million of, you know, rate mitigation that’s going to the customer, you know, what’s kind of the breakdown of that?

Theo Bunting: Andy are you referring - this is Theo, are you referring to the avoided cost column?

Andy Levy: Yes exactly.

Theo Bunting: On page three, slide three?

Andy Levy: I don’t know if it’s on page three, but.

Theo Bunting: If you’re referring to the avoided cost column, it includes cost that would go away as a result of the transmission business going away and therefore there is no more MSS 2 transactions potentially between the various operating companies.

Andy Levy: Exactly.

Theo Bunting: And also I think it also reflects maybe some impacts of a change in pricing zone structures. I don’t have in front of me the various pieces and parts as it relates to those two components but I think we could followup and get that to you.

Andy Levy: Okay thank you very much. I’ll let someone else go.

Leo Denault: Thank you.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Operator: And we’ll go next to Greg Gordon at ISI Group. Please go ahead.

Greg Gordon: Thanks guys. So when I think about the HCM program in terms of its impact on your utility businesses, should I think about this as being, driving the ability for you guys to have a higher confidence level in earning at your authorized returns across the jurisdictions prospectively?

I mean, I think your guidance this year, for instance, presumes a significant level of under earnings. So, the HCM program would have two benefits. One, it would reduce the necessity for rate increases but also keep your cost profile from creating regulatory lag? Is that the right way to think about it?

Leo Denault: That’s fair Greg. I mean, the major component is to become more efficient and through that efficiency we should end up with lower rates, lower cost to our customers, and have a better shot at earning the rate of return that we’re allowed. That’s correct.

Greg Gordon: Right and if – my one follow-up, if you were to be ordered to implement the rate mitigation plans by establishing regulatory liabilities as opposed to running it through the P&L, we should assume then that that’s an offset to rate base, right, that lowers your rate base? Is that right?

Leo Denault: Drew?

Drew Marsh: Well, we would only get to do that if we got a rate order or a rate deferral. I would think of it more as a regulatory asset that we would be able to realize over time on the one time incurred costs.

Greg Gordon: Well if you had a regulatory liability, right, that would flow through as a contra expense but you’d have a reduction in revenue. So, you’d wind up having sort of an up-front write-down and then flow the cash, it would be a cash impact as you flowed the credits back but not an earnings impact, right?

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Theo Bunting: This is Theo. I think what would happen if in fact you booked it up front, you would recognize the liability but the cost obviously would be recognized as an expense at the time you booked the liability. If in fact that was the case, as Drew said, that’s not what we’re saying at this point in time. What would be the case and if in fact you had a liability as part of a regulatory construct, I would imagine that you’re not likely to see that as it relates to regulatory rate setting going forward.

Greg Gordon: Right but you’re - so, okay, so you think that the most likely outcome should be mitigation plans be approved as they’ll flow through as you flow back, as they flow back to customers you’ll incur the expense. Your cost cutting plans allow you to sort of plow through that and still close the gap between your current ROEs and your future authorized ROEs.

Theo Bunting: As you state, I mean if in fact it happened as we see it or expect it today, you would see the impacts of the rate mitigation flowing through currently as reductions of revenue which obviously would have a, put down pressure on our release. You would also have, as the regulatory processes move forward, you would see the impacts of cost cutting making their way through the regulatory process. That could happen at various points in time.

Obviously, as that happens, Leo mentioned earlier, we would see rates being adjusted to reflect those changes in cost structure within the utility. So for a period of time, there is a potential that you could have offset but again as you go forward and the regulatory process encompasses those rate reductions within the setting of rates, the rates would be adjusted to commensurate with that and those benefits would flow back to customers at that point in time.

Greg Gordon: Great, very clear. Thank you.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Leo Denault: Thank you.

Operator: And we’ll go next to Steven Fleishman at Wolfe Research. Please go ahead.

Steven Fleishman: Yes, two questions in ten parts. No, just on the percent O&M increase could you possibly break out that 0.5 to 2.5% just for the EWC business?

Drew Marsh: I don’t have that in front of me right now, Steve.

Steven Fleishman: Okay and then also on the target of 6% growth in 2014, if you achieve that in 2014, would you generally be earning your allowed returns in your regulatory jurisdictions overall? Or would you still be under earning?

Theo Bunting: Steve, this is Theo. Yes, I believe if we achieve that I think we’d be, yes I think the answer is yes, we’d pretty much be earning our allowed ROEs within the constructs of the jurisdictions.

Steven Fleishman: Okay so in theory that, you know, the cost cutting is kind of helping you to get to earn it and will in the future at the utilities I guess. One last thing on the HCM, the compensation benefits procurement that you mentioned, are those included in the 200-250 or not?

Rod West: Steve this is Rod. They are currently included. I was just making the point earlier that the lion share, that number was in the Org & Process but all four work streams are and will continue to contribute to our point of view on the 200-250.

Steven Fleishman: Okay thank you very much.

Operator: We’ll go next to Charles Fishman at Morningstar.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

Charles Fishman: Hi. On the rate mitigation plan in year six when it’s determined by the savings, who is the arbitrator of that savings? Is it MISO? Is it the state commissions? Do you hire an independent consultant? In other words, who is making that decision of what the savings are?

Theo Bunting: Charles, I think if you look at what has been filed as part of that rate mitigation plan, I think what has been proposed is you would have an independent third party that would be approved by some regulatory - would be mutually agreed upon between ITC and some regulatory, a regulatory body.

Charles Fishman: Okay thank you. That’s it.

Leo Denault: Thank you.

Operator: And unfortunately, that is all the time that we have for questions today. I’d like to turn the conference back over to Ms. Waters for any additional or closing remarks.

Paula Waters: Thank you Anthony, and thanks to all for participating this morning. Before we close, we remind you to refer to our release and website for Safe Harbor and Regulation G Compliance Statements. Our call was recorded and can be accessed on our website or by dialing 719-457-0820, replay code #4532989. The recording will be available as soon as practical after the transcript is filed with the U.S. Securities and Exchange Commission due to filing requirements associated with proposed spin/merge transaction with ITC. The telephone replay will be available through August 7th. This concludes our call. Thank you.

Operator: And this does conclude today’s presentation. We thank everyone for their participation.

ENTERGY CORPORATION

Moderator: Paula Waters

07-30-13/10:00 am CT

Confirmation # 4532989

END

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2012, (ii) Entergy’s Form 10-Q for the quarter ended March 31, 2013 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals.